EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Edge Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-207545, No. 216431, No. 216430, No. 333-210041 and No. 333-210042) on Form S-8 and (No. 333-214196) on Form S-3 of Edge Therapeutics, Inc. of our report dated March 1, 2018, with respect to the balance sheets of Edge Therapeutics, Inc. as of December 31, 2017 and 2016, and the related statements of operations and comprehensive loss, convertible preferred stock and change in stockholders’ equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, the "financial statements") which report appears in the December 31, 2017 annual report on Form 10-K of Edge Therapeutics, Inc.

/s/ KPMG LLP
Short Hills, New Jersey
March 1, 2018